================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2

                               (AMENDMENT NO. 18)

                                STORAGE USA, INC.

                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   861907 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           JEFFREY A. KLOPF, SECRETARY
                       SECURITY CAPITAL GROUP INCORPORATED
                               125 LINCOLN AVENUE
                           SANTA FE, NEW MEXICO 87501
                                 (505) 982-9292
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 5, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

                         (Continued on following pages)
                              (Page 1 of 19 Pages)
================================================================================

                                  SCHEDULE 13D
================================================================================
-----------------------------                          -------------------------

   CUSIP NO. 861907 10 3                                     Page 2 of 10
-----------------------------                          -------------------------


--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            Security Capital Group Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            36-3692698

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]

                                                                       (b) [ ]
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares            11,765,654
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By           -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting          11,765,654
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,765,654

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                          [ ]

--------------------------------------------------------------------------------


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.5%


--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

-----------------------------                          -------------------------

   CUSIP NO. 861907 10 3                                     Page 3 of 10
-----------------------------                          -------------------------

--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            SC Capital Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            74-2985638

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]

                                                                       (b) [ ]
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares            11,765,654
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By           -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting          11,765,654
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,765,654
--------------------------------------------------------------------------------


12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                           [ ]

--------------------------------------------------------------------------------


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.5%


--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

-----------------------------                          -------------------------

   CUSIP NO. 861907 10 3                                     Page 4 of 10
-----------------------------                          -------------------------


--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            SC Realty Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            88-0330184
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]

                                                                       (b) [ ]
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares            11,765,654
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By           -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting          11,765,654
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,765,654
--------------------------------------------------------------------------------


12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                          [ ]

--------------------------------------------------------------------------------


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.5%


--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

-----------------------------                          -------------------------

   CUSIP NO. 861907 10 3                                     Page 5 of 10
-----------------------------                          -------------------------


--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            Security Capital Operations Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            52-2146697
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]

                                                                       (b) [ ]
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares            11,765,654
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By           -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting          11,765,654
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,765,654

--------------------------------------------------------------------------------


12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                           [ ]

--------------------------------------------------------------------------------


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.5%


--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

                  CO
--------------------------------------------------------------------------------

-----------------------------                          -------------------------

   CUSIP NO. 861907 10 3                                     Page 6 of 10
-----------------------------                          -------------------------


1.    NAMES OF REPORTING PERSONS
            Security Capital Holdings II Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            74-2993367
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]

                                                                       (b) [ ]
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares            11,765,654
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By           -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting          11,765,654
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,765,654


--------------------------------------------------------------------------------


12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                           [ ]

--------------------------------------------------------------------------------


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.5%


--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

-----------------------------                          -------------------------

   CUSIP NO. 861907 10 3                                     Page 7 of 10
-----------------------------                          -------------------------

--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            Security Capital Holdings III Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            74-2993369
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]

                                                                       (b) [ ]
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares            11,765,654
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By           -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting          11,765,654
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,765,654


--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                           [ ]

--------------------------------------------------------------------------------


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.5%


--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

     This Amendment No. 18 (this "Amendment") is filed by Security Capital Group Incorporated ("Security Capital"), a Maryland corporation, SC Capital Incorporated, a Nevada corporation and wholly owned subsidiary of Security Capital ("SC Capital"), SC Realty Incorporated, a Nevada corporation and wholly owned subsidiary of SC Capital ("SC-Realty"), Security Capital Operations Incorporated, a Maryland corporation and wholly owned subsidiary of SC-Realty ("Operations"), Security Capital Holdings II Incorporated, a Delaware corporation and wholly owned subsidiary of Operations ("Holdings II"), and Security Capital Holdings III Incorporated, a Delaware corporation and wholly owned subsidiary of Holdings II ("Holdings III"), and amends the Schedule 13D originally filed by Security Capital U.S. Realty and Security Capital Holdings S.A. (as previously amended, including by adding Security Capital and SC-Realty as reporting persons, the "Schedule 13D"). This Amendment relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Storage USA, Inc., a Tennessee corporation ("Storage"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

     As previously reported, on October 31, 2001, Storage and Security Capital, entered into a New Waiver pursuant to which, in light of the Special Committee's determination that it is advisable for Storage to receive a proposal from Security Capital with respect to an extraordinary transaction, Storage agreed to a limited waiver from the standstill provisions of the Strategic Alliance Agreement (which waiver terminates on November 21, 2001, unless further extended in a writing signed by both parties) to the extent, but only to the extent, necessary to permit Security Capital, if it so desires, to make a proposal to effect such an extraordinary transaction with Storage and to engage in further discussions with the Special Committee and its agents and representatives concerning the terms and conditions of any such proposal. On November 5, 2001, Security Capital submitted a letter to the Special Committee setting forth Security Capital's proposal (the "Proposal") to effect an extraordinary transaction with Storage in which all of the holders of Storage's common stock would receive $42 per share in exchange for their interest in Storage. A copy of the Proposal is attached hereto as Exhibit 17 and is incorporated herein by reference, and the description thereof herein is qualified in its entirety by reference thereto.

     Security Capital currently intends to seek to complete the proposed transaction, including, but not limited to, the discussion, negotiation and consummation of a definitive agreement relating to the Proposal. There can be no assurance, however, that Storage will be willing to proceed with a transaction along the lines outlined in the Proposal or that Security Capital and the Special Committee will engage in further discussions concerning the terms and conditions of the Proposal. In addition, there can be no assurance that any transaction will ultimately be agreed to by the parties on or prior to November 21, 2001 (or that any extension to the New Waiver or further waivers will be granted), or that, if so agreed, it will be on the terms set forth in the Proposal.

     Security Capital has reserved the right to amend or withdraw the Proposal at any time in its sole discretion or to discontinue discussions with Storage. Depending on the response of the Special Committee to the Proposal and other factors deemed relevant by Security Capital, including changes in Storage's business or financial situation, Security Capital may decide to exercise such rights or take any other actions with respect to the Proposal. Unless and until the parties enter into a definitive and binding agreement with respect to the Proposal or otherwise, Security Capital will be under no obligation in respect thereof. In addition, any such agreement would be subject to approval by the requisite majority of Storage shareholders and customary conditions, and would be conditioned upon the approval and recommendation by the Special Committee (and the full Storage Board of Directors) and receipt by the Special Committee of an opinion from its independent financial advisor as to the fairness from a financial point of view of the proposed Transaction to the Storage shareholders (and the limited partners of SUSA Partnership, L.P.) unaffiliated with Security Capital.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 17 Letter, dated November 5, 2001, from Security Capital Group Incorporated to Storage USA, Inc.


Exhibit 18   Press Release dated November 6, 2001.

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                        SECURITY CAPITAL GROUP INCORPORATED


                                        By:   /s/ Jeffrey A. Klopf
                                              Name:  Jeffrey A. Klopf
                                              Title: Senior Vice President
                                                     and Secretary



                                        SC CAPITAL INCORPORATED


                                        By:   /s/ Jeffrey A. Klopf
                                              Name:  Jeffrey A. Klopf
                                              Title: Secretary


                                        SC REALTY INCORPORATED


                                        By: /s/ Jeffrey A. Klopf
                                             Name:  Jeffrey A. Klopf
                                             Title: Secretary


                                        SECURITY CAPITAL OPERATIONS
                                        INCORPORATED


                                        By: /s/ Jeffrey A. Klopf
                                            Name:  Jeffrey A. Klopf
                                            Title: Secretary

                                        SECURITY CAPITAL HOLDINGS II
                                        INCORPORATED


                                        By: /s/ Jeffrey A. Klopf
                                            Name:   Jeffrey A. Klopf
                                            Title:  Secretary


                                        SECURITY CAPITAL HOLDINGS III
                                        INCORPORATED


                                        By: /s/ Jeffrey A. Klopf
                                            Name:   Jeffrey A. Klopf
                                            Title:  Secretary

     November 6, 2001

                                  EXHIBIT INDEX


EXHIBIT                                      DESCRIPTION
-------                                      -----------

17 Letter, dated November 5, 2001, from Security Capital Group Incorporated to Storage USA, Inc.

18                    Press Release dated November 6, 2001.